QDM International Inc.

Room 715, 7F, The Place Tower C, No. 150 Zunyi Road

Changning District, Shanghai, China 200051

January 25, 2023

VIA EDGAR

Jessica Livingston

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	QDM International Inc.
Registration Statement on Form S-1
Initially filed September 2, 2022, as amended
File No. 333-267263

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QDM International Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 5:00 p.m. ET on Friday, January 27, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Huihe Zheng
Huihe Zheng
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP